SEDAR VERSION

SHARE PURCHASE AGREEMENT

BETWEEN

LEMONBREW TECHNOLOGIES CORP.

- and -

LEMONBREW LENDING CORP.

- and -

THE REAL BROKERAGE INC.

SEPTEMBER 23, 2022

-i-

TABLE OF CONTENTS
(continued)

-ii-

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated September 23, 2022

BETWEEN:

LEMONBREW TECHNOLOGIES CORP., a corporation existing under the laws of the State of Delaware, United States of America.

(the "Seller")

- and -

LEMONBREW LENDING CORP., a corporation existing under the laws of the State of New Jersey, United States of America.

(the "Corporation")

- and -

THE REAL BROKERAGE INC., a company incorporated under the laws of British Columbia, Canada

(the "Buyer")

CONTEXT:

A. The Seller owns all of the issued and outstanding shares in the capital of the Corporation.

B. The Seller wants to sell to the Buyer and the Buyer wants to purchase from the Seller all of the issued and outstanding shares in the capital of the Corporation.

THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

1.1.1 "Agreement" means this agreement, including all Schedules and Exhibits, as it may be confirmed, amended, supplemented or restated by written agreement between the Parties.

1.1.2 "Alternate Names" means alternate names of the Corporation, including but not limited to, Sam Doshi Lending, Sam Doshi Home Loans, and SD Capital Funding.

1.1.3 "Assignment Certificate" means the assignment separate from certificate attached hereto as Exhibit 1.1.3.

1.1.4 "Books and Records" means all books, ledgers, files, lists, reports, plans, logs, deeds, surveys, correspondence, operating records, tax returns and other data and information, including all data and information stored on computer-related or other electronic media, of and related to the Corporation or the Business.

1.1.5 "Business" means the business of mortgage brokering carried on by the Corporation.

1.1.6 "Business Day" means any day excluding a Saturday, Sunday or statutory holiday in the Province of British Columbia or the State of New Jersey.

1.1.7 "Buyer" is defined in the recital of the Parties above.

1.1.8 "Buyer Indemnified Parties" means the Buyer and its directors, officers and employees, and the respective Successors of each of them.

1.1.9 "Cash Consideration" means $800,000.

1.1.10 "COBRA" means the United States of America's Consolidated Omnibus Budget Reconciliation Act.

1.1.11 "Closing" means the completion of the sale to, and purchase by, the Buyer of the Purchased Shares under this Agreement.

1.1.12 "Closing Certificates" means the certificates to be delivered under Sections 5.1.9.1, 5.1.9.2 and 5.2.4.7.

1.1.13 "Closing Date" means November 30, 2022 or any other date that the Parties may agree is the date upon which the Closing will take place.

1.1.14 "Closing Time" means 8:00 a.m. (Eastern Standard Time) on the Closing Date or any other time on the Closing Date as may be agreed by the Parties.

1.1.15 "Common Shares" means common shares in the authorized share structure of the Buyer.

1.1.16 "Communication" means any notice, demand, request, consent, approval or other communication that is required or permitted by this Agreement to be given or made by a Party.

1.1.17 "Copyright" means all copyright and neighbouring rights in and to the Works, including all moral rights and benefits of moral rights thereto

1.1.18 "Consideration Shares" means such number of Common Shares equal to $450,000 divided by VWAP immediately prior to the Closing Date.

1.1.19 "Corporation" is defined in the recital of the Parties above.

1.1.20 "Corporation's Constating Documents" means the Certificate of Incorporation of the Corporation dated March 15, 2009, and as amended on July 15, 2015, January 8, 2020, and June 9, 2022, and the amended and restated by-laws of the Corporation adopted by the board of directors and shareholders of the Corporation.

1.1.21 "Designs" means all industrial designs and design patents used by the Corporation in the Business, including (a) all features of shape, configuration, pattern or ornament and combinations thereof in articles, and (b) all derivatives, modifications and improvements of the foregoing.

1.1.22 "Disclosure Schedule" means the disclosure attached as Schedule A.

1.1.23 "Domain Names" means all registered domain names used by the Corporation in the Business, including those registered on behalf of the Corporation in the name of an agent or proxy. Domain Names exclude registered domain names or social media handles that include LEMONBREW as a component.

1.1.24 "Employees" means any employee or independent contractor employed or retained by the Corporation in connection with the Business on a full-time or on a part-time basis, including any who are on medical or long-term disability leave, or other statutory or authorized leave or absence

1.1.25 "Encumbrance" means any security interest, mortgage, charge, pledge, hypothec, lien, restriction, option, adverse claim or other encumbrance of any kind.

1.1.26 "Financial Statements" means:

1.1.26.1 the unaudited financial statements of the Corporation as at and for the year ended December 31, 2021, which shall be reviewed by the Corporation's auditor and prepared in accordance with Section 4.8 herein; and

1.1.26.2 the unaudited financial statements of the Corporation as at and for the six-month period ended June 30, 2022, which shall be reviewed by the Corporation's auditor and prepared in accordance Section 4.8 herein, together with their associated notes, if any.

1.1.27 "Fundamental Representations and Warranties" means the representations and warranties in Sections 3.2.1, 3.2.2, 3.3.3, 3.2.4, 3.2.5, 3.3.1, 3.3.5, 3.3.9, 3.3.10, 3.3.18 and 3.3.33.

1.1.28 "GAAP" means the United States of America generally accepted accounting principles applicable on the date of the relevant preparation or calculation or on the date of the relevant financial statements or records.

1.1.29 "Governmental Authority" means:

1.1.29.1 any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

1.1.29.2 any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

1.1.30 "Indemnified Party" means a Buyer Indemnified Party or a Seller Indemnified Party.

1.1.31 "Indemnifying Party" means the Party providing indemnification under any provision of Article 8.

1.1.32 "Indemnity Claim" is defined in Section 8.7.

1.1.33 "Indemnity Notice" is defined in Section 8.7.

1.1.34 "Intellectual Property" means all intellectual property used by the Corporation in the Business, throughout the world, whether or not registrable, patentable or otherwise formally protectable, and whether or not registered, patented, otherwise formally protected or the subject of a pending application for registration, patent or any other formal protection, including:

1.1.34.1 all rights, titles, interests and benefits in and to the Trade-Marks, including (i) all common law rights in the Trade-Marks, (ii) all registrations, pending applications for registration and rights to file applications for the Trade-Marks, and (iii) all rights of priority and all extensions of the foregoing applications and registrations for the Trade-Marks;

1.1.34.2 all rights, titles, interests and benefits in and to the Patents, including (i) all pending utility patent applications and rights to file utility patent applications of the Inventions, (ii) all applications for utility models and rights to file utility models for the Inventions; and (iii) all rights of priority in the Patents;

1.1.34.3 all rights, titles, interests and benefits in and to the Copyright, including (i) all registrations for Copyright, (ii) pending applications for Copyright, (iii) all rights to file applications for Copyright, and (iv) all waivers of moral rights in the Works;

1.1.34.4 all rights, titles, interests and benefits in and to the Designs, including (i) all design patents, industrial design registrations, pending design patent applications, pending applications for industrial design registrations and rights to file applications for the Designs, and (ii) all rights of priority and all rights in provisionals, continuations, continuations-in-part, divisionals, re-examinations, reissues, extensions, and other derivative applications, patents and registrations of the foregoing patents, registrations and applications for the Designs;

1.1.34.5 all rights, titles, interests and benefits in and to the Know-How;

1.1.34.6 all rights, titles, interests and benefits in and to the Domain Names, the accounts therefor and the registrations thereof;

1.1.34.7 all rights, titles, interests and benefits in and to all licences, consents, permissions, covenants not to sue and other contractual rights in respect of, or relating to, the items set out in 1.1.34.1 through 1.1.34.5 above, where the underlying contract permits;

1.1.34.8 all rights, titles, interests and benefits in and to revenues and proceeds in respect of the Intellectual Property; and

1.1.34.9 all rights, titles, interests and benefits to enforce all rights and to obtain all remedies, including damages, accountings of profits, other compensation, and interim, temporary, interlocutory and permanent injunctions, for the infringement and other violations of the rights, titles, interests and benefits set out in 1.1.34.1 through 1.1.34.5 above.

1.1.35 "Key Employees" means, collectively, [redacted]; and "Key Employee" means any one of them.

1.1.36 "Knowledge of the Corporation" means the knowledge that the Corporation either has, or would have obtained, after having made or caused to be made all reasonable inquiries to obtain informed knowledge, including inquiries of the records and management Employees of the Corporation, who are reasonably likely to have knowledge of the relevant matter.

1.1.37 "Know-How" means all know-how, trade secrets, proprietary information, confidential information and information of a sensitive nature used by the Corporation in the Business that have value to the Business or relate to business opportunities for the Business, in whatever form communicated, maintained or stored, including (a) all formulae, recipes, algorithms, business methods, technical processes, specifications, manuals, drawings, prototypes, models, corporate plans, management systems and techniques, (b) all information relating to the research, development, manufacture, marketing, sales or post-sales activities of any past, present or future goods or services, including lab journals, notebooks, design documentation, engineering documentation, manufacturing documentation, costing information, advertising plans, pricing information, customer names, customer lists and other details of customers, supplier names, supplier lists and other details of suppliers, sales targets, sales statistics, market share information, market research and survey information.

1.1.38 "Licensed-In Intellectual Property" means all Intellectual Property  (a) which is not Owned Intellectual Property, and (b) in which the Corporation has a right, interest, benefit, licence or permission to access, use, practice or otherwise enjoy or exploit, including pursuant to a contract, covenant not to sue, custom or practice, Order or applicable law including Intellectual Property in Open Source Materials.

1.1.39 "Licensed-Out Intellectual Property" means all Owned Intellectual Property which the Corporation permits or licences another Person to access, use, practice or otherwise enjoy or exploit, including pursuant to a contract, covenant not to sue, custom or practice, Order or applicable Law.

1.1.40 "Loss" means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment, including:

1.1.40.1 the reasonable costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise;

1.1.40.2 all interest, fines and penalties; and

1.1.40.3 all reasonable professional fees and disbursements,

but excluding loss of profits (whether as direct or indirect damages)  and punitive, exemplary, indirect, special and consequential damages.

1.1.41 "Material Adverse Effect" means any effect, event, change, occurrence or state of facts that, individually or in the aggregate with other effects, events, changes, occurrences or states of facts, is, or would reasonably be expected to be material and adverse to:

1.1.41.1 the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations, or results of operations of the Corporation; or

1.1.41.2 the ability of the Parties to consummate the transactions contemplated by this Agreement on a timely basis, other than:

1.1.41.3 any effect, event, change, occurrence or state of facts resulting from or arising in connection with:

1.1.41.3.1 any change affecting the real estate industry and/or mortgage lending industry generally;

1.1.41.3.2 any change in generally accepted accounting principles, taxes or laws, or in their interpretation, application or non-application by any Governmental Authority;

1.1.41.3.3 any change in general economic or political conditions;

1.1.41.3.4 any change in financial, credit, currency exchange, commodities or securities markets in general;

1.1.41.3.5 any natural disaster or calamity;

1.1.41.3.6 any pandemic, epidemic or similar health emergency (including COVID-19); or

1.1.41.3.7 war, armed hostilities or acts of terrorism,

unless it relates primarily to (or has the effect of relating primarily to) the Corporation, or adversely affects the Corporation disproportionately, compared to other businesses operating in the same industry as the Corporation; or

1.1.41.4 any effect, event, change, occurrence or state of facts resulting from or arising in connection with:

1.1.41.4.1 the failure, in and of itself, of the Corporation to meet any internal or published projections or estimates of revenues, cash flow or earnings (but the state of facts underlying that failure may be considered to determine whether a Material Adverse Effect has occurred);

1.1.41.4.2 the announcement of this Agreement; or

1.1.41.4.3 any action taken (or not taken) by the Seller or the Corporation that is required to be taken (or not taken) under this Agreement or that is consented to by the Buyer in writing,

and provided that references in this Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.

1.1.42 "Material Contract" means a contract to which the Corporation is a party or is bound that:

1.1.42.1 involves or may result in the payment of money or money's worth by or to the Corporation in an amount in excess of $50,000 at any point following the Closing;

1.1.42.2 has an unexpired term of more than twelve (12) months (including renewals);

1.1.42.3 cannot be terminated by the Corporation without penalty upon less than 60 days' notice or does not expire (under its terms) within twelve (12) months following the Closing Date (and disregarding any potential renewal terms that are at the option of the Corporation); or

1.1.42.4 the termination of which, or under which the loss of rights, would have a material and adverse effect on the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations or results of operations of the Corporation.

1.1.43 "Nasdaq" means the Nasdaq Capital Market.

1.1.44 "Non-Disclosure Agreement" means the non-disclosure agreement between the Buyer and the Seller dated April 28, 2022.

1.1.45 "Outside Date" means December 31, 2022.

1.1.46 "Open Source Materials" means Software or other material (including libraries) that are distributed as "free software", "open source software" or under similar licensing or distribution terms.

1.1.47 "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

1.1.48 "Owned Intellectual Property" means all Intellectual Property in which the Corporation owns title.

1.1.49 "Parties" means the Seller, the Corporation and the Buyer, collectively, and "Party" means any one of them.

1.1.50 "Patents" means all patents and patent applications to the Inventions, including (a) all provisionals, continuations, continuations-in-part, divisionals, re-examinations, reissues, extensions and other derivative applications and patents of the foregoing and (b) all foreign counterparts to any of the foregoing, including all utility patents, inventors' certificates and utility models.

1.1.51 "Permits" means the authorizations, registrations, permits, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges (other than those relating to Intellectual Property) issued or granted by any Governmental Authority to the Corporation.

1.1.52 "Permitted Encumbrances" means:

1.1.52.1 unregistered liens for municipal, state or county taxes, assessments or similar charges incurred by the Corporation in the ordinary course of the Business that are not yet due and payable;

1.1.52.2 mechanic's, construction and carrier's liens and other similar liens arising by operation of law or statute in the ordinary course of the Business for obligations that are not delinquent and will be paid or discharged in the ordinary course of the Business;

1.1.52.3 unregistered Encumbrances of any nature claimed or held by Her Majesty The Queen in Right of Canada, Her Majesty The Queen in right of any province of Canada in which the real property owned or leased by the Corporation is located, or any Governmental Authority under any applicable law, except for unregistered liens for unpaid realty taxes, assessments and public utilities;

1.1.52.4 minor title defects that in the aggregate do not materially impair the value or use of the real property owned or leased by the Corporation, or any of the premises located on that real property;

1.1.52.5 any right of expropriation conferred upon, reserved to or vested in Her Majesty The Queen in Right of Canada, Her Majesty The Queen in right of any province of Canada in which the real property owned or leased by the Corporation is located, or any Governmental Authority under any applicable law;

1.1.52.6 zoning restrictions, easements and rights-of-way or other similar Encumbrances or privileges in respect of real property that in the aggregate do not materially impair the value or use of the real property owned or leased by the Corporation, or any of the premises located on that real property;

1.1.52.7 Encumbrances created by others upon other real property over which there are easements, rights-of-way, licences or other rights of user in favour of the real property owned or leased by the Corporation, or any of the premises located on that real property, and that do not materially impede the use of the easements, rights-of-way, licences or other rights of user for the purposes for which they are held;

1.1.52.8 any Encumbrance that the Buyer has expressly agreed to assume or accept under this Agreement;

1.1.52.9 the reservations, limitations, provisos, conditions, restrictions and exceptions in the letters patent or grant, as the case may be, from the Crown and statutory exceptions to title; and

1.1.52.10 those instruments registered on title to or against the real property owned or leased by the Corporation or any of the premises located on that real property.

1.1.53 "Person" will be broadly interpreted and includes:

1.1.53.1 a natural person, whether acting in their own capacity, or in their capacity as executor, administrator, estate trustee, trustee or personal or legal representative, and the heirs, executors, administrators, estate trustees, trustees or other personal or legal representatives of a natural person;

1.1.53.2 a corporation or a company of any kind, a partnership of any kind, a sole proprietorship, a trust, a joint venture, an association, an unincorporated association, an unincorporated syndicate, an unincorporated organization or any other association, organization or entity of any kind; and

1.1.53.3 a Governmental Authority.

1.1.54 "Personal Information" means information about an individual who can be identified by the Person who holds that information.

1.1.55 "Purchase Price" is defined in Section 2.2.

1.1.56 "Purchased Shares" means all of the issued and outstanding shares in the capital of the Corporation.

1.1.57 "Seller" is in the recital of the Parties above.

1.1.58 "Seller Indemnified Parties" means the Seller and its directors, officers and employees, and the respective Successors of each of them.

1.1.59 "Straddle Period" means any taxation period of the Corporation ending after the Closing Date that commenced before the Closing Date and includes a period before the Closing Date.

1.1.60 "Software" means any software, computer programs and applications (including mobile apps), whether in source code, executable (object) code, script, or otherwise, in each case as used in the Business.

1.1.61  "Successors" means, as applicable, the heirs, executors, administrators, estate trustees, trustees, personal or legal representatives, successors and permitted assigns of a Person.

1.1.62 "Third Party Claim" means a claim made against an Indemnified Party by a Person who is not a Party.

1.1.63 "Trademarks" means all trade-marks used by the Corporation in the Business, including (a) all service marks, official marks, certification marks and collective marks, (b) all trade dress, (c) all corporate names, partnership names, business names, and other trade names; and (d) all design marks, logos, distinguishing guises, meta tags, keywords, ad words and other characters, brand elements and other distinguishing features used in association with goods and services and any additional branding used by the Corporation in the Business.  The Trademarks exclude any of the above marks described herein that include LEMONBREW as the mark or a component of the mark.

1.1.64 "Trading Day" means a day when trading occurs through the facilities of the Nasdaq.

1.1.65 "TSX" means the Toronto Stock Exchange.

1.1.66 "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.1.67 "VWAP" means the volume weighted average trading price of the Common Shares on the Nasdaq for the five Trading Days immediately preceding thereof.

1.1.68 "Works" means all works and subject matter used by the Corporation in the Business in which Copyright, neighbouring rights or moral rights subsist, including (a) all Software, (b) all databases and database layouts (c) all documents and other works relating to the Software, database or database layouts (d) all other literary, artistic, pictorial, graphic, musical, dramatic and audio-visual works, (e) all performer's performances, sound recordings, and other neighbouring works, (f) all compilations of the foregoing, and (g) all derivatives, enhancements and modifications of the foregoing

1.2 Certain Rules of Interpretation

1.2.1 Gender, etc. In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

1.2.2 Including. Every use of the words "including" or "includes" in this Agreement is to be construed as meaning "including, without limitation" or "includes, without limitation", respectively.

1.2.3 Division and Headings. The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.2.4 Articles, Sections, etc. References in this Agreement to an Article, Section, Schedule or Exhibit are to be construed as references to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise specified.

1.2.5 Statutory Instruments. Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

1.3 Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province.

1.4 Entire Agreement

This Agreement and the Non-Disclosure Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties and there are no representations, warranties or other agreements between the Parties, express or implied, in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement.

1.5 Schedules and Exhibits

The Schedules and Exhibits form an integral part of this Agreement. The following is a list of the Schedules and Exhibits:

Schedule	Subject Matter

A	Disclosure Schedule

Exhibit	Subject Matter

1.1.3	Assignment Certificate

3.2.6	Form of Declaration for Legend Removal

ARTICLE 2
PURCHASE AND SALE

2.1 Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, on the Closing Date the Seller will sell, and the Buyer will purchase, the Purchased Shares.

2.2 Purchase Price

The aggregate purchase price (the "Purchase Price") payable by the Buyer to the Seller for the Purchased Shares will be the Cash Consideration and the Consideration Shares. The Buyer will pay the Cash Consideration, and will issue and deliver the Consideration Shares to the Buyer, at the Closing Time.  A funding statement will be prepared by the Seller within the three (3) day period prior to the Closing Date, which funding statement will provide applicable wire transfer and disbursement instructions for the payment of the Cash Consideration portion of the Purchase Price.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Schedule

Each exception or disclosure to the representations and warranties that is set out in the Disclosure Schedule is identified by reference to one or more specific individual Sections of this Agreement and is only effective to create an exception or disclosure to each specific individual Section listed. Any statement in this Agreement that is not expressly qualified by a reference to an exception or disclosure in the Disclosure Schedule will prevail, despite anything to the contrary that is disclosed in the Disclosure Schedule. The disclosures and exceptions to representations and warranties set out in the Disclosure Schedule are intended only to qualify and limit the representations and warranties of the Corporation and the Seller and will not be construed to expand in any way the scope or effect of any of those representations and warranties, and will not be construed to constitute a new representation, warranty or covenant of the Corporation or the Seller. The disclosure of any matter in the Disclosure Schedule will not be construed as an admission or indication that the matter is material or that the matter is necessarily required to be disclosed in order for any representation or warranty in this Agreement to be true and correct, and will not be construed as an admission of any obligation or liability to any third party. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any contract or law will be construed as an admission or indication that any breach or violation exists or has actually occurred.

3.2 Representations Relating to the Seller

The Seller represents and warrants to the Buyer as follows, and acknowledges that the Buyer is relying upon these representations and warranties in connection with the purchase of the Purchased Shares, despite any investigation made by or on behalf of the Buyer.

3.2.1 Corporate Existence of Seller. The Seller is a company duly incorporated and validly existing under the laws of the State of Delaware, United States.

3.2.2 Capacity and Authority. The Seller has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement, and the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Seller.

3.2.3 Binding Obligation. This Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors' rights generally, and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

3.2.4 Title to Purchased Shares. The Seller is the legal and beneficial owner of the number of Purchased Shares, and has good title to them, free and clear of any Encumbrance except for any restriction on transfer contained in Corporation's Constating Documents. At Closing, the Seller will have the absolute and exclusive right to sell those Purchased Shares to the Buyer as contemplated by this Agreement.

3.2.5 Absence of Conflict. None of the execution and delivery of this Agreement by the Seller, the performance of the Seller's obligations under this Agreement, or the completion by the Seller of the transactions contemplated by this Agreement will (with or without the giving of notice or lapse of time, or both):

3.2.5.1 result in or constitute a breach of any term or provision of, or constitute a default under, any agreement or other commitment to which the Seller is a party or which affects the Purchased Shares owned by the Seller;

3.2.5.2 result in or constitute a breach of any term or provision of, or constitute a default under, the constating documents of the Seller;

3.2.5.3 contravene any applicable law; or

3.2.5.4 contravene any judgment, order, writ, injunction or decree of any Governmental Authority.

3.2.6 U.S. Securities Laws. The Seller understands that the Consideration Shares have not been, and will not be, registered under the U.S. Securities Act and will be issued pursuant to an exemption from registration thereunder. The Corporation understands that the Consideration Shares constitute "restricted securities" under Rule 144(a)(3) of the U.S. Securities Act and applicable state securities laws and that, pursuant to these laws, the Seller must hold the Consideration Shares indefinitely unless they are registered with the United States Securities Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.  The Corporation acknowledges that Buyer has no obligation to register or qualify the Consideration Shares for resale in the United States or Canada.  Further, the Seller understands and acknowledges that as a result of the foregoing the Consideration Shares will be required to bear a U.S. restrictive legend (for a period not to exceed six (6) months following the Closing Date) to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT THE REAL BROKERAGE INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.",

provided that, if any Consideration Shares are being sold in accordance with Rule 904 of Regulation S under the U.S. Securities Act, the legend may be removed by providing to Computershare Investor Services Inc., as transfer agent for the Buyer, (i) a declaration in the form attached as Exhibit 3.2.6 hereto (or as the Buyer may prescribe from time to time) and (ii) if required by Computershare Investor Services Inc., as transfer agent for the Buyer, an opinion of counsel, of recognized standing reasonably satisfactory to the Buyer, or other evidence reasonably satisfactory to the Buyer, that the proposed transfer may be effected without registration under the U.S. Securities Act; and provided, further, that, if any Consideration Shares are being sold under Rule 144 under the U.S. Securities Act, the legend may be removed by delivering to Computershare Investor Services Inc, as transfer agent for the Buyer, an opinion of counsel of recognized standing reasonably satisfactory to the Buyer, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

Buyer agrees to take such commercially reasonable actions, and provide such information and guidance, as resaonably requested by Seller to enable Seller to resell the Consideration Shares in a prompt manner on the Nasdaq (or, if for some reason the Consideration Shares are not able to be resold on the Nasdaq in a prompt manner, to enable such Consideration Shares to be publicly resold on such other public securities exchange in which comparable shares of the Corporation are then traded), and if so requested by Seller, Buyer further agrees to cooperate with Seller and promptly facilitate  the provision of any legal opinion letter required by Buyer and/or cause the removal of any restrictive legend upon the Consideration Shares in connection with such public resale of Consideration Shares.

3.3 Representations Relating to the Corporation

The Seller and the Corporation, jointly and severally, represent and warrant to the Buyer as follows, and acknowledges that the Buyer is relying upon these representations and warranties in connection with the purchase of the Purchased Shares, despite any investigation made by or on behalf of the Buyer.

3.3.1 Capacity and Authority. The Corporation has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation.

3.3.2 Binding Obligation. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors' rights generally, and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

3.3.3 Capitalization. The authorized capital of the Corporation consists of 20,000 shares of common stock, of which 20,000 shares (representing 100% of the Corporation's issued and outstanding stock) is held by the Seller. The Seller has the sole right to vote all of such shares, and no other person owns any other equity interests of the Corporation.  There are no outstanding rights, options or warrants to acquire equity interests, of the Corporation.  All of the issued and outstanding equity interests of the Corporation are duly authorized, validly issued, and free of pre-emptive rights.  The Corporation does not currently have, nor has it ever had, any direct or indirect stock or other equity or ownership interest (whether controlling or not) in any corporation, association, partnership, joint venture or other entity.

3.3.4 Restrictive Covenants. The Corporation is not a party to, or bound or affected by, any agreement, commitment or document containing any covenant expressly limiting its ability to compete in any line of business, or limiting its ability to transfer or move any of its assets or operations, or any covenant that could reasonably be expected to have a Material Adverse Effect.

3.3.5 Absence of Conflict. None of the execution and delivery of this Agreement by the Corporation, the performance of the Corporation's obligations under this Agreement, or the completion by the Corporation of the transactions contemplated by this Agreement will (with or without the giving of notice or lapse of time, or both):

3.3.5.1 result in or constitute a breach of any term or provision of, or constitute a default under, the Corporation's Constating Documents;

3.3.5.2 result in or constitute a breach of any term or provision of, or constitute a default under, any agreement or other commitment to which the Corporation is a party or which affects the Purchased Shares, except as disclosed in Section 3.3.5 of the Disclosure Schedule;

3.3.5.3 constitute an event that would permit any party to any contract with the Corporation to amend, terminate or sue for damages with respect to that contract, or to accelerate the maturity of any indebtedness of the Corporation, or other obligation of the Corporation, under that contract, except as disclosed in Section 3.3.5 of the Disclosure Schedule;

3.3.5.4 result in the creation or imposition of any Encumbrance on the Purchased Shares;

3.3.5.5 contravene any applicable law; or

3.3.5.6 contravene any judgment, order, writ, injunction or decree of any Governmental Authority.

3.3.6 Consents. Except as disclosed in Section 3.3.6 of the Disclosure Schedule, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract in order to complete the transactions contemplated by this Agreement.

3.3.7 Regulatory Approvals. Except as disclosed in Section 3.3.7 of the Disclosure Schedule, no authorization, approval, order or consent of, or filing with, any Governmental Authority is required on the part of the Corporation in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

3.3.8 Subsidiaries. The Corporation has no subsidiaries.

3.3.9 Corporate Existence of Corporation. The Corporation is a company duly incorporated, validly existing and in good standing under the laws of the State of New Jersey, United States under the New Jersey Business Corporations Act and has full power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted. The Corporation is duly qualified or licensed to do Business, and is in good standing, in each jurisdiction where the conduct of the Business makes such qualification or licensing necessary. No proceedings have been taken or authorized by the Corporation in respect of the bankruptcy, insolvency, liquidation, dissolution or winding up of the Corporation.

3.3.10 Capacity and Powers of Corporation. The Corporation has all necessary corporate power, authority and capacity to own or lease its assets and to carry on the Business as currently being conducted.

3.3.11 No Purchase Rights. No Person has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement or option, including securities, warrants or convertible obligations of any kind, for:

3.3.11.1 the purchase of any securities of the Corporation; or

3.3.11.2 the purchase of any of the assets of the Corporation, other than in the ordinary course of the Business.

3.3.12 Corporate Records. The corporate records and minute books of the Corporation have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all respects. All those corporate records and minute books of the Corporation have been made available to the Buyer.

3.3.13 Books and Records. The Books and Records fairly and correctly in all material respects set out and disclose the financial position of the Corporation, and all financial transactions of the Corporation have been accurately in all material respects recorded in the Books and Records.

3.3.14 Financial Statements. The Financial Statements (the delivery of which will be provided to Buyer no later than November 30, 2022) will have been prepared in accordance with GAAP, consistently applied (except as disclosed in the Financial Statements), and present fairly in all material respects:

3.3.14.1 the assets, liabilities and financial condition of the Corporation as at the respective dates of the Financial Statements; and

3.3.14.2 the sales, earnings and results of the operations of the Corporation during the periods covered by the Financial Statements,

but the unaudited financial statements:

3.3.14.3 do not contain all notes required under GAAP; and

3.3.14.4 are subject to normal year-end audit adjustments, which individually or in the aggregate would not be material to any buyer contemplating the purchase of the Purchased Shares.

3.3.15 Tax Matters. The Corporation has filed all tax returns, reports and other tax filings, and has paid, deducted, withheld or collected and remitted on a timely basis all amounts required to have been paid, deducted, withheld or collected and remitted with respect to any taxes, interest and penalties as required under all applicable tax laws. There are no assessments, reassessments, actions, suits or proceedings in progress, pending or, threatened, against the Corporation, and no waivers have been granted by the Corporation, in connection with any taxes, interest or penalties. The provisions for taxes reflected in the Financial Statements are sufficient for the payment of all accrued and unpaid taxes, interest and penalties for all periods and all transactions up to the end of the most recent financial period addressed in the Financial Statements.

3.3.16 Absence of Changes. Except as disclosed in Section 3.3.16 of the Disclosure Schedule, since December 31, 2021, no Material Adverse Effect has occurred.

3.3.17 Absence of Undisclosed Liabilities. Except to the extent reflected or reserved in the Financial Statements, or incurred subsequent to December 31, 2021, or incurred in the ordinary course of the Business or pursuant to the Company's contracts, the Corporation does not have any outstanding indebtedness or any liabilities or obligations (contingent or otherwise, including under any guarantee of any debt) of a nature customarily reflected or reserved against in a balance sheet (including the notes to the financial statements) in accordance with GAAP.

3.3.18 Title to Assets. The Corporation owns, possesses and has good and marketable title to all of its property and assets, including all the property and assets reflected in the most recent balance sheet included in the Financial Statements, free and clear of all Encumbrances. The undertakings, property and assets of the Corporation comprise all of the undertakings, property and assets necessary for the Corporation to carry on the Business as it is currently operated.

3.3.19 Real Property. Section 3.3.19 of the Disclosure Schedule lists all real property owned by the Corporation, including complete and accurate legal descriptions, and the particulars of all leases of real property to which the Corporation is a party. To the Knowledge of the Corporation, the buildings and other structures located on or forming part of the real property that is owned or leased by the Corporation, and to the Knowledge of the Corporation, their operation and maintenance, comply in all material respects with all applicable laws, and none of those buildings or structures encroaches upon any land not owned or leased by the Corporation. To the Knowledge of the Corporation, there are no restrictive covenants or applicable laws that in any way restrict or prohibit any part of the present use of any of the real property that is owned or leased by the Corporation, or any of the premises located on that real property, other than Permitted Encumbrances. To the Knowledge of the Corporation, there are no expropriation or similar proceedings, actual or threatened, of which the Corporation has received notice against any of the real property that is owned or leased by the Corporation. The real property that is owned by the Corporation is owned in fee simple, free and clear of all Encumbrances, other than Permitted Encumbrances. All of the Corporation's leases of real property are in full force and effect, unamended, and none of them are under any threat of termination.

3.3.20 Intellectual Property.

3.3.20.1 The Corporation does not have any Owned Intellectual Property applied for or registered with a Governmental Authority. The Corporation does not own any Software in which the Corporation claims Copyright, any Domain Names, and any material Owned Intellectual Property. All necessary legal steps have been taken by the Corporation to preserve its rights, titles, interests and benefits of the Corporation in and to the Owned Intellectual Property. Any Owned Intellectual Property is free and clear of any Encumbrances and no Person other than the Corporation has any right to use the Owned Intellectual Property except the Licensed-Out Intellectual Property as disclosed in Section 3.3.20.2 of the Disclosure Schedule.

3.3.20.2 Section 3.3.20.2 of the Disclosure Schedule also lists all material Licensed-In Intellectual Property under which the Corporation has been granted a right to use, or otherwise exploit, intellectual property owned by third parties. The use by the Licensed-In Intellectual Property owned by third parties is valid, and the Corporation is not in default or breach of any Licensed-In Intellectual Property, and to the Knowledge of the Corporation, there exists no state of facts that, after notice or lapse of time or both, would constitute a default or breach. To the Knowledge of the Corporation, there is no fact, matter or circumstance that may result in the termination or restriction of the Corporation's rights in the Licensed-In Intellectual Property prior to the termination of the term stated in any applicable contract, covenant to sue, Order or provision of applicable law. Section 3.3.20.2 of the Disclosure Schedule lists all material Licensed-Out Intellectual Property.

3.3.20.3 Except as disclosed in 3.3.20.3 of the Disclosure Schedule, all Licensed-In Intellectual Property is (i) executed between the Corporation and the counterparty to the Licensed-In Intellectual Property contract and is capable of being utilized by the Corporation in the Business.

3.3.20.4 The Owned Intellectual Property and the Licensed-In Intellectual Property constitute all of the Intellectual Property used and otherwise exploited by the Corporation in the Business. The Corporation has sufficient rights to use and otherwise exploit the Owned Intellectual Property and the Licensed-In Intellectual Property in connection with the operation of the Business and all of those rights will survive without any additional restriction or other change after consummation of the transactions contemplated by this Agreement, provided that the Business continues to be operated after the Closing in the same manner as it was operated prior to the Closing. The Corporation owns all Owned Intellectual Property used in the Business other than the Licensed-In Intellectual Property.

3.3.20.5 Each Employee has (A) agreed in writing with the Corporation to maintain the confidentiality of the Licensed-In Intellectual Property, in respect of which the Corporation is subject to an obligation of confidentiality, and the Owned Intellectual Property of a confidential nature, including the Know-How, and (B) where such Person is an individual, provided in writing an irrevocable, perpetual waiver in favour of the Corporation and its successors and assigns of the moral rights in all Works authored by him or her.  Each Employee has also assigned in writing to the Corporation and its successors and assigns all his, her or its rights, titles, interests and benefits in all Intellectual Property invented, authored, created or developed in the activities for which such Employee has been directly or indirectly employed or retained by or for the Corporation.

3.3.20.6 The Know-How is and remains confidential to the Corporation.  The Corporation has taken all reasonable security precautions and steps to protect the Know-How from disclosure to, or access, use or modification by, unauthorized Persons.  The Corporation has no knowledge of any confidentiality in the Know-How having been breached or any compromise in the security of the Know-How.

3.3.20.7 The Corporation has the right to sell, transfer, assign and set over to the Purchaser (i) all rights, titles, interests and benefits in and to the Owned Intellectual Property, and (ii) all of the Corporation's rights, interests and benefits in and to the Licensed-In Intellectual Property, without additional cost or action that is not expressly contemplated by this Agreement, provided that the Business continues to be operated after the Closing in the same manner as it was operated prior to the Closing.

3.3.20.8 The conduct by the Corporation of the Business does not infringe, misappropriate or otherwise violate the intellectual property or an analogous right of any Person. The Corporation has made all commercially reasonable efforts to enforce the Owned Intellectual Property against all Persons who are or have been infringing, misappropriating or otherwise violating the Owned Intellectual Property, except for de minimis activity. There is no legal proceeding, in progress, pending or threatened, alleging the infringement, misappropriation or other violation of any Owned Intellectual Property anywhere in the world and the Corporation is not aware of any fact, matter or circumstance which might result in any such legal proceeding which could constitute a bona fide claim for any such infringement, misappropriation or other violation.

3.3.20.9 None of the Licensed-Out Intellectual Property incorporates any (i) third party software or (ii), uses, incorporates or is based upon any Open Source Materials or any source code subject to any "open source" or "copyleft" license that: (A) conditions the use or distribution of any such Licensed-Out Intellectual Property on the disclosure of any source code for any portion of such Licensed-Out Intellectual Property, or (B) otherwise imposes an obligation on the Corporation to distribute or license any such Licensed-Out Intellectual Property or other Owned Intellectual Property on a royalty-free basis, or (C) creates obligations for the Corporation with respect to such Licensed-Out Intellectual Property or grants to any third party any rights to, or immunities under, Owned Intellectual Property, or (D) imposes any other material obligation, limitation, restriction, or condition on the right of the Corporation with respect to Licensed-Out Intellectual Property or any other Owned Intellectual Property.

3.3.20.10 There is no prohibition or restriction by any Governmental Authority on the use of the Intellectual Property, including the Software.

3.3.20.11 Despite anything to the contrary in this Section 3.3, the representations and warranties of the Corporation in this Section 3.3.20 are the only representations and warranties of the Corporation relating to intellectual property.

3.3.21 Accounts Receivable. All accounts receivable of the Corporation reflected in the Financial Statements, or that have come into existence since the date of the most recent Financial Statements, were created in the ordinary course of the Business in bona fide arm's length transactions, and, except to the extent that they have been paid in the ordinary course of the Business since the date of the Financial Statements, are valid and enforceable and payable in full, without any right of set-off or counterclaim or any reduction for any credit or allowance made or given, except:

3.3.21.1 to the extent of the allowance for doubtful accounts reflected in the Financial Statements; and

3.3.21.2 in the case of accounts receivable that have come into existence since the date of the most recent Financial Statements, for a reasonable allowance for doubtful accounts,

which allowances are, and will as of the Closing Date be, adequate and calculated in a manner consistent with the previous accounting practice of the Corporation.

3.3.22 Inventories. The inventories maintained by the Corporation have been accumulated for use or sale in the ordinary course of the Business, and are in good and marketable condition. The present levels of the inventories are consistent with the levels of inventories that have been maintained by the Corporation before the date of this Agreement in the ordinary course of the Business in light of seasonal adjustments, market fluctuations and the requirements of customers of the Business.

3.3.23 Material Contracts.

3.3.23.1 Section 3.3.23.1 of the Disclosure Schedule lists all Material Contracts. The Corporation is not in default or breach of any Material Contract, and, to the Knowledge of the Corporation, there exists no state of facts that, after notice or lapse of time or both, would constitute a material default or breach under any Material Contract. To the Knowledge of the Corporation, no counterparty to any Material Contract is in material default of any of its obligations under any Material Contract, the Corporation is entitled to all benefits under each Material Contract, and the Corporation has not received any notice of termination of any Material Contract.

3.3.23.2 Except as disclosed in Section 3.3.23.2 of the Disclosure Schedule, each Material Contract is (i) executed between the Corporation and the counterparty to the Material Contract and is capable of being utilized by the Corporation in the Business.

3.3.24 Compliance with Laws. The Corporation is conducting the Business in compliance with all applicable laws, and the Corporation has not received notice of any violation by the Corporation of any laws.

3.3.25 Permits. All Permits are listed in Section 3.3.25 of the Disclosure Schedule. Those Permits are the only authorizations, registrations, permits, approvals, grants, licences, quotas, consents, commitments, rights or privileges (other than those relating to Intellectual Property) required to enable the Corporation to carry on the Business as currently conducted and to enable the Corporation to own, lease and operate its assets. All Permits are valid, subsisting, in full force and effect and unamended, and the Corporation is not in default or breach of any Permit. No proceeding is pending or threatened, to revoke or limit any Permit, and the completion of the transactions contemplated by this Agreement will not result in the revocation of any Permit or the breach of any term, provision, condition or limitation affecting the ongoing validity of any Permit. All Permits are renewable by their terms or in the ordinary course of the Business without the need for the Corporation to comply with any special qualifications or procedures or to pay amounts other than routine filing fees.

3.3.26 Environmental Conditions. To the Knowledge of the Corporation, the Corporation's conduct of the Business, and the current use and condition of the real property that is owned or leased by the Corporation, and the premises located on that real property, have been and are in compliance with all applicable environmental laws, and, to the Knowledge of the Corporation, there are no facts that would give rise to non-compliance by the Corporation with any environmental laws, either in the conduct by the Corporation of the Business, or in the current use and condition of any of the real property that is owned or leased by the Corporation, or the premises that are located on that real property. To the Knowledge of the Corporation, the Corporation has all Permits required by all environmental laws for the conduct of the Business, and to the Knowledge of the Corporation, the Corporation is in compliance in all material respects with all those Permits.

3.3.27 Suppliers. Section 3.3.27 of the Disclosure Schedule lists each supplier of goods and services (other than services provided by Employees) from which the Corporation has purchased goods or services since the beginning of calendar year 2022 which have a cost to the Corporation in excess of $10,000 during the 2022 calendar year period. No supplier sells goods and services to the Corporation that represent more than 20% of its annual purchases. None of the suppliers listed in Section 3.3.27 of the Disclosure Schedule has advised the Corporation, either orally or in writing, that it is terminating or considering terminating its relationship with the Corporation, or considering negotiating its relationship with the Corporation on terms different from and less favourable than those which the Corporation currently has, whether as a result of the completion of the transactions contemplated by this Agreement or otherwise.

3.3.28 Rights to Use Personal Information.

3.3.28.1 All Personal Information in the possession of the Corporation has been collected, used and disclosed in compliance in all material respects with all applicable laws in those jurisdictions in which the Corporation conducts, or is deemed by operation of law in those jurisdictions to conduct, the Business.

3.3.28.2 The Corporation has disclosed to the Buyer all material agreements and facts concerning the collection, use, retention, destruction and disclosure by the Corporation of Personal Information, and there are no other material agreements or facts that, on completion of the transactions contemplated by this Agreement, would materially restrict or interfere with the use of any Personal Information by the Corporation in the continued operation of the Business as conducted before the Closing.

3.3.28.3 There are no complaints, claims, suits or proceedings pending or threatened with respect to the Corporation's collection, use or disclosure of Personal Information.

3.3.29 Product Warranties. There are no claims, suits or proceedings against the Corporation under warranties or with respect to the production or sale of products or the provision of services, and, to the Knowledge of the Corporation, there is no basis for any possible perspective claim against, or Loss on the part of, the Corporation arising from, relating to, or in connection with the production or sale of products or the provision of services.

3.3.30 Employees and Employment Contracts. The Corporation is not a party to any written or oral employment, service, pension, deferred profit sharing, benefit, bonus or other similar agreement or arrangement except as disclosed in Section 3.3.30 of the Disclosure Schedule and none of those agreements or arrangements contains any specific agreement as to notice of termination or severance pay in lieu of notice except as disclosed in Section 3.3.30 of the Disclosure Schedule. The Corporation is not in arrears in the payment of any contribution or assessment required to be made by it pursuant to any of the agreements or arrangements disclosed in Section 3.3.30 of the Disclosure Schedule. The Corporation does not have any employee who cannot be dismissed on reasonable notice which in no event exceeds six months. Except as disclosed in Section 3.3.30 of the Disclosure Schedule, all vacation pay, bonuses, commissions and other employee benefit payments and obligations with respect to the employees of the Corporation are reflected in and have been fully accrued in the Financial Statements.

3.3.31 Insurance Policies. Section 3.3.31 of the Disclosure Schedule lists all insurance policies maintained by the Corporation as of the date of this Agreement, and also specifies the insurer, the amount of the coverage, the type of insurance, the policy number and any pending claims with respect to each insurance policy listed. All insurance policies are in full force and effect and the Corporation:

3.3.31.1 is not in default, in the payment of premiums or otherwise, under any material term or condition of any of the insurance policies; and

3.3.31.2 has not failed to give notice or present any claim under any of the insurance policies in a due and timely fashion and in accordance with the terms of the insurance policies.

3.3.32 Litigation.

3.3.32.1 There are no actions, suits, grievances or proceedings, whether judicial, arbitral or administrative, and whether or not purportedly on behalf of or against the Corporation, pending, commenced, or, threatened, that might reasonably be expected to have a Material Adverse Effect or that might result in an Encumbrance against the undertakings, property or assets of the Corporation. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, a Material Adverse Effect or that might result in an Encumbrance against the property or assets of the Corporation.

3.3.32.2 There is no outstanding judgment, decree, order, ruling or injunction in favour of, against or otherwise involving the Corporation or relating in any way to the transactions contemplated by this Agreement.

3.3.33 Brokerage Fees. The Corporation has not retained any financial advisor, broker, agent or finder, or entered into any agreement entitling any Person to any broker's commission, finder's fee or similar payment, relating to this Agreement or the transactions contemplated by this Agreement.

3.3.34 Disclosure. No representation or warranty or other statement made by the Corporation in this Agreement contains any untrue statement of material fact or omits to state a material fact necessary to make those statements, in light of the circumstances in which they were made, not misleading.

Buyer acknowledges that except as expressly provided herein, neither the Seller nor the Corporation is making any other representations, warranties or assurances to the Buyer in connection with this Agreement or the transactions contemplated herein.

3.4 Representations Relating to the Buyer

The Buyer represents and warrants to the Seller as follows, and acknowledges that the Seller is relying upon these representations and warranties in connection with the sale of the Purchased Shares, despite any investigation made by or on behalf of the Seller.

3.4.1 Corporate Existence of Buyer. The Buyer is a company duly incorporated and validly existing under the laws of British Columbia, Canada.

3.4.2 Capacity and Authority. The Buyer has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Buyer.

3.4.3 Binding Obligation. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforcement of creditors' rights generally, and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

3.4.4 Absence of Conflict. None of the execution and delivery of this Agreement by the Buyer, the performance of the Buyer's obligations under this Agreement, or the completion by the Buyer of the transactions contemplated by this Agreement, will result in or constitute a breach of any term or provision of, or constitute a default under, the notice of articles and articles of the Buyer or any agreement or other commitment to which the Buyer is a party.

3.4.5 Investment Canada Act. The Buyer is a Canadian within the meaning of the Investment Canada Act (Canada).

3.4.6 Regulatory Approvals. No authorization, approval, order or consent of, or filing with, any Governmental Authority is required on the part of the Buyer in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement.

3.4.7 Consideration Shares.  On the Closing Date, the Consideration Shares required to be issued pursuant to the terms of this Agreement will be duly and validly created, authorized, allotted, issued and delivered, and such shares will be issued by Buyer as fully paid and non-assessable shares and the issuance and delivery of such Consideration Shares will be in material compliance with all applicable laws.

3.4.8 Securities Filings.  Buyer has, for at least the past 12 months, complied and is in compliance with applicable Canadian and US securities laws and the rules, policies and requirements of the TSX and Nasdaq (or such other stock exchange on which the Common Shares were then listed) in all material respects. For at least the past 24 months, Buyer has timely filed with the applicable securities regulatory authorities and the TSX and Nasdaq all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under Canadian and US securities laws. The documents complied as filed in all material respects with applicable Canadian and US securities laws and where applicable, the rules and policies of the TSX and Nasdaq and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made.

3.4.9 Restrictions on Business Activities. Neither Buyer nor any affiliate of Buyer is a party to or bound by or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Buyer or any affiliate of Buyer from competing in the Business or any other related line of business.

3.4.10 Brokerage Fees. Buyer has not retained any financial advisor, broker, agent or finder, or entered into any agreement entitling any Person to any broker's commission, finder's fee or similar payment, relating to this Agreement or the transactions contemplated by this Agreement.

3.4.11 Litigation.

3.4.11.1 There are no actions, suits, grievances or proceedings, whether judicial, arbitral or administrative, and whether or not purportedly on behalf of or against the Corporation, pending, commenced, or, threatened, that might reasonably be expected to have a material adverse effect on Buyer or that might result in an Encumbrance against the property or assets of the Buyer.

3.4.11.2 There is no outstanding judgment, decree, order, ruling or injunction in favour of, against or otherwise involving the Buyer or relating in any way to the transactions contemplated by this Agreement.

The Seller and the Corporation acknowledge that except as expressly provided herein, the Buyer is not making any other representations, warranties or assurances to the Seller or the Corporation in connection with this Agreement or the transactions contemplated herein.

ARTICLE 4
COVENANTS

4.1 Conduct of Business Before Closing

From the date of this Agreement until the Closing Time, and except as expressly permitted or contemplated by this Agreement, the Corporation will:

4.1.1 carry on the Business only in the ordinary course, consistent with past practice, and confer regularly with the Buyer to report on the status of the Business;

4.1.2 make all commercially reasonable efforts to preserve the goodwill of the Corporation and its relationships with customers, suppliers and others having business dealings with the Corporation;

4.1.3 refrain from entering into or becoming bound by any contract or arrangement, other than in the ordinary course of the Business;

4.1.4 continue in full force all of its insurance policies;

4.1.5 comply in all material respects with all laws applicable to the Business; and

4.1.6 apply for, maintain in good standing and renew all Permits in the ordinary course of business.

4.2 Access for Investigation

The Corporation will permit the Buyer through its authorized representatives, until the Closing Date, to have reasonable access during normal business hours to all of the real property that is owned or leased by the Corporation, and to the premises located on that real property, and to all the Books and Records and to the properties and assets of the Corporation. The Corporation will also provide the Buyer with any financial and operating data and other information, including access to third-party vendors or suppliers, with respect to the Corporation or the Business as the Buyer reasonably requests to enable the Buyer to confirm the accuracy of the matters represented and warranted by the Corporation or the Seller in Article 3.

4.3 Consents Under Material Contracts

The Corporation will make all commercially reasonable efforts to obtain and maintain, before the Closing, the consents, approvals and waivers disclosed in Section 3.3.6 of the Disclosure Schedule, provided that neither the Seller nor the Corporation will be under any obligation to pay any money, incur any obligations, commence any legal proceedings, or offer or grant any accommodation (financial or otherwise) to any third party in order to obtain those consents, approvals and waivers. The Buyer will make all commercially reasonable efforts to cooperate with and assist the Corporation in obtaining and maintaining those consents, approvals and waivers, including by providing any information relating to the Buyer that is reasonably requested by a third party to grant its consent.  Within 45 days following written invoice from the Seller or the Corporation, the Buyer agrees to directly pay, or reimburse the Corporation, for all reasonable and customary expenses (including state regulatory fees and reasonable attorneys' fees) in connection with the Corporation's obtaining and/or attempting to obtain the applicable state regulatory approvals (and any requisite notice requirements) regarding the Corporation's state permits and licenses in connection with the transactions contemplated hereby (including the change of control of the Corporation) up to a maximum, in the aggregate, of $25,000.

4.4 Actions to Satisfy Closing Conditions

Subject to Section 4.3 (which sets out the only obligations of any Party relating to the consents, approvals and waivers set out in that Section), each Party will take or cause to be taken all actions that are within its power to reasonably control, and will make all commercially reasonable efforts to cause actions to be taken that are not within its power to control, to satisfy the conditions in Article 5 that are for the benefit of any other Party.

4.5 Notification of Change

From the date of this Agreement until the Closing Time, the Corporation will promptly notify the Buyer in writing of:

4.5.1 any event or state of facts that occur or fail to occur which would, or would be reasonably likely to:

4.5.1.1 cause any of the Corporation's representations or warranties in this Agreement to be inaccurate at any time from the date of this Agreement until the Closing Time;

4.5.1.2 result in the Corporation's failure to comply with any covenant in this Agreement to be complied with at or before the Closing Time; or

4.5.1.3 result in the failure of any of the conditions in Section 5.1 (Conditions for the Benefit of the Buyer) or 5.3 (Mutual Conditions Precedent) to be satisfied;

4.5.2 the occurrence, after the date of this Agreement, of a Material Adverse Effect;

4.5.3 any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement or confirmation) of that Person (or another Person) is or may be required in connection with this Agreement or the transactions contemplated by this Agreement; or

4.5.4 any actions, suits, grievances or proceedings commenced or, threatened, that relate to or involve the Corporation, this Agreement or the transactions contemplated by this Agreement.

Notification provided under this Section 4.5 will not affect the representations, warranties or covenants of the Parties (or related remedies) or the conditions to the obligations of the Parties in this Agreement.

4.6 Exclusivity

From the date of this Agreement until the Closing Time, neither the Seller nor the Corporation will:

4.6.1 solicit, initiate, knowingly facilitate or encourage, or accept; or

4.6.2 participate in any discussions, conversations, negotiations or other communications regarding,

any offer or proposal relating to any transaction (other than the purchase and sale transaction contemplated by this Agreement) involving the sale of any shares or other securities of the Corporation, the sale of the Business, or any other business combination involving the Corporation. If an offer or proposal relating to a transaction contemplated in this Section 4.6 is made to the Corporation or the Seller, the recipient will provide prompt notice of the offer or proposal to the Buyer; provided that, in any event, the obligations of, and restrictions upon, Seller and the Corporation under this Section 4.6 shall expire no later than the earlier of (A) the Outside Date and (B) the date this Agreement is terminated in accordance with Article 7.

4.7 Personal Information

4.7.1 The collection, use and disclosure of Personal Information by any of the Parties before the Closing is restricted to those purposes that relate to the transactions contemplated by this Agreement.

4.7.2 Following the Closing, the Buyer will cause the Corporation to:

4.7.2.1 use and disclose the Personal Information under its control at the time of the Closing solely for the purposes for which that Personal Information was collected or permitted to be used or disclosed before the transactions contemplated by this Agreement were completed;

4.7.2.2 neither use nor disclose any of that Personal Information for any purpose that does not relate directly to the Business;

4.7.2.3 protect that Personal Information by security safeguards appropriate to the sensitivity of the information;

4.7.2.4 notify the Employees, customers, directors, officers and shareholders whose Personal Information is disclosed that the transactions contemplated by this Agreement have taken place; and

4.7.2.5 give effect to any withdrawal of consent made in accordance with clause 4.3.8 of Schedule 1 to the Personal Information Protection and Electronic Documents Act (Canada).

4.8 Corporation's Financial Statements

4.8.1 The Corporation shall prepare and deliver the Financial Statements to the Buyer, provided that Buyer shall be responsible for the cost and expense of such review by the Corporation's auditor. The Financial Statements shall be prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Corporation's independent auditors) and shall fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Corporation as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Corporation.

4.8.2 The auditors of the Corporation who review the Financial Statements shall be independent public accountants.

ARTICLE 5
CLOSING CONDITIONS

5.1 Conditions for the Benefit of the Buyer

The obligation of the Buyer to complete the purchase of the Purchased Shares is subject to the satisfaction, or waiver by the Buyer, at or before the Closing Time, of the following conditions, which are for the sole benefit of the Buyer and which may be waived, in whole or in part, by the Buyer at any time without prejudice to the Buyer's right to rely on any other condition precedent.

5.1.1 Representations and Warranties. The representations and warranties of the Seller and the Corporation made in this Agreement that are qualified by materiality or Material Adverse Effect will be true and accurate at the Closing Time as if made as of the Closing Time, and each of the other representations and warranties of Seller and the Corporation made in this Agreement will be true and accurate in all material respects at the Closing Time as if made as of the Closing Time (except, in each case, for any representations and warranties made as at a specified date, the accuracy of which will be determined as of that specified date instead of the Closing Time).

5.1.2 Covenants. The Seller and the Corporation will have performed in all material respects each of its obligations required to be performed at or before the Closing Time under this Agreement.

5.1.3 No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect will have occurred.

5.1.4 Consents. All filings with, notifications to and consents from Governmental Authorities and third parties, including the parties to the Material Contracts and the lessors of the real properties leased by the Corporation, will have been made, given or obtained on terms acceptable to the Buyer, acting reasonably, so that the transactions contemplated by this Agreement may be completed without resulting in the breach of, or any default, termination, amendment or acceleration of any obligation under, any Material Contract or Permit of the Corporation.

5.1.5 Financial Statements. The Corporation shall have delivered to the Buyer the Financial Statements in form and substance satisfactory to the Buyer, acting reasonably.

5.1.6 Intellectual Property. The Seller and the Corporation shall have rectified or assigned, in form and substance satisfactory the Buyer, all Licensed-In Intellectual Property listed in Section 3.3.20.3 of the Disclosure Schedule such that contracts listed in Section 3.3.20.3 shall be available for use by the Corporation as of Closing.

5.1.7 Material Contracts. The Seller and the Corporation shall have rectified or assigned, in form and substance satisfactory the Buyer, all Material Contracts listed in Section 3.3.23.2 of the Disclosure Schedule such that the Material Contracts listed in Section 3.3.23.2 shall be available for use by the Corporation as of Closing.

5.1.8 COBRA Insurance. All Employees on a COBRA insurance plan shall be eligible to remain on either the Corporation's existing COBRA policy or of the Seller's existing COBRA policy.

5.1.9 Deliveries. The Seller will have delivered, or caused to be delivered, to the Buyer the following in form and substance satisfactory to the Buyer:

5.1.9.1 a certificate of the Corporation, signed on its behalf by a senior officer of the Corporation, confirming the matters set out in Sections 5.1.1 (Representations and Warranties) and 5.1.2 (Covenants) that are applicable to the Corporation, dated as of the Closing Date;

5.1.9.2 a certificate of the Seller, signed on its behalf by a senior officer of the Seller, confirming the matters set out in Sections 5.1.1 (Representations and Warranties) and 5.1.2 (Covenants) that are applicable to the Seller, dated as of the Closing Date;

5.1.9.3 a good standing certificate of the Corporation issued by the Secretary of State of the State of New Jersey;

5.1.9.4 an executed copy of the Assignment Certificate;

5.1.9.5 certified copies of resolutions of the directors of the Corporation authorizing the transfer of the Purchased Shares to the Buyer;

5.1.9.6 an executed executive employment agreement executed by Samir Dedhia, in form and substance satisfactory to the Buyer, acting reasonably;

5.1.9.7 an executed consulting agreement executed by Jason Doshi, in form and substance satisfactory to the Buyer, acting reasonably;

5.1.9.8 employment agreements executed by the Key Employees, other than Samir Dedhia and Jason Doshi, in form and substance satisfactory to the Buyer, acting reasonably;

5.1.9.9 non-competition agreements executed by the Jason Doshi and Samir Dedhia in form and substance satisfactory to the Buyer and the Seller, each acting reasonably;

5.1.9.10 an executed Intellectual Property license agreement between the Buyer providing for the use of the Seller's Intellectual Property including the trademark, LEMONBREW (USPTO No. 6043168) in form and substance satisfactory to the Buyer, acting reasonably;

5.1.9.11 executed resignations effective as at the Closing Time of each director or officer of the Corporation, as specified by the Buyer by notice in writing at least one Business Days before the Closing Date;

5.1.9.12 releases from the Seller, the Key Employees and Amit Doshi of all claims they may have against the Corporation (subject to customary terms and exceptions);

5.1.9.13 the consents referred to in Section 5.1.4 (Consents);

5.1.9.14 all Books and Records, including copies of all of the Corporation's insurance policies;

5.1.9.15 all Books and Records of the Corporation which require rectification, including but not limited to the Certificate of Incorporation and By-Laws;

5.1.9.16 any rectification incorporator, board, and shareholder resolutions requested by the Corporation;

5.1.9.17 the original Founder Subscription Agreement or equivalent for Jason Doshi showing the issuance of 100 shares of LemonBrew Lending Corp. (Sam Doshi Incorporated, at the time of issuance) to Jason Doshi; and

5.1.9.18 all other documentation and evidence reasonably requested by the Buyer to establish the due authorization and completion by the Seller and the Corporation of the transactions contemplated by this Agreement. including the taking of all corporate proceedings by the directors of the Seller required to effectively carry out the obligations of the Seller under this Agreement.

5.1.10 Termination of Alternate Names. The Seller will have terminated, or will terminate, all alternate names registered and/or in use by the Corporation as of the date of signing of this Agreement, including but not limited to:

5.1.10.1 Sam Doshi Lending;

5.1.10.2 Sam Doshi Home Loans; and

5.1.10.3 SD Capital Funding.

5.1.11 Termination and Removal of Liens. The Seller will ensure and provide evidence that the liens with the following secured parties have been properly removed:

5.1.11.1 SUSA Financial, Inc. dba FirstFunding, Inc.; and

5.1.11.2 Flagstar Bank, FSB.

5.2 Conditions for the Benefit of the Seller

The obligation of the Seller to complete the sale of the Purchased Shares is subject to the satisfaction, or waiver by the Seller, at or before the Closing Time, of the following conditions, which are for the sole benefit of Seller and which may be waived, in whole or in part, by the Seller at any time without prejudice to the Seller's right to rely on any other condition precedent.

5.2.1 Representations and Warranties. The representations and warranties of the Buyer made in this Agreement that are qualified by materiality will be true and accurate at the Closing Time as if made as of the Closing Time, and each of the other representations and warranties of the Buyer made in this Agreement will be true and accurate in all material respects at the Closing Time as if made as of the Closing Time (except for any representations and warranties made as at a specified date, the accuracy of which will be determined as of that specified date instead of the Closing Time).

5.2.2 Covenants. The Buyer will have performed in all material respects each of its obligations required to be performed at or before the Closing Time under this Agreement.

5.2.3 No Material Adverse Effect. Since the date of this Agreement, no material adverse affect on the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations, or results of operations of the Corporation will have occurred.

5.2.4 Deliveries. The Buyer will have delivered to the Seller the following in form and substance satisfactory to the Seller:

5.2.4.1 the Cash Consideration;

5.2.4.2 the Consideration Shares;

5.2.4.3 an executive employment agreement executed between Samir Dedhia and the Buyer in form and substance satisfactory to the Buyer and Samir Dedhia, acting reasonably,

5.2.4.4 a consulting agreement executed between Jason Doshi and the Buyer in form and substance satisfactory to the Buyer and Jason Doshi, acting reasonably;

5.2.4.5 employment agreements executed by between the Key Employees, other than Samir Dedhia and Jason Doshi, and the Buyer in form and substance satisfactory to the Buyer and each Key Employee, acting reasonably;

5.2.4.6 an executed Intellectual Property license agreement between the Seller and the Buyer in form and substance satisfactory to the Buyer and Seller, each acting reasonably;

5.2.4.7 a certificate of the Buyer, signed on its behalf by a senior officer of the Buyer, confirming the matters set out in Sections 5.2.1 (Representations and Warranties) and 5.2.2 (Covenants), dated as of the Closing Date;

5.2.4.8 all documentation and other evidence reasonably requested by the Seller to establish the due authorization and completion by the Buyer of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the directors of the Buyer required to effectively carry out the obligations of the Buyer under this Agreement.

5.3 Mutual Conditions Precedent

The purchase and sale of the Purchased Shares is subject to the satisfaction, or waiver by the Buyer and the Seller, at or before the Closing Time, of each of the following conditions, which are for the mutual benefit of the Buyer and the Seller and which may be waived, in whole or in part, by consent of the Buyer and the Seller at any time without prejudice to any right of the Buyer or the Seller to rely on any other condition precedent.

5.3.1 No Action to Restrain. No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened by any Person:

5.3.1.1 to restrain or prohibit the completion of the transactions contemplated by this Agreement, including the sale and purchase of the Purchased Shares;

5.3.1.2 to restrain or prohibit the Corporation from carrying on the Business; or

5.3.1.3 that would have a Material Adverse Effect.

ARTICLE 6
CLOSING ARRANGEMENTS

6.1 Closing

The Closing will take place at the Closing Time. All required documents may be delivered as originals or may be delivered by electronic transmission, except that the share certificates representing the Purchased Shares must be delivered in original form.

6.2 Closing Deliveries

At the Closing Time:

6.2.1 the Buyer will make the payments set out in Section 2.2; (Purchase Price);

6.2.2 the Seller will deliver or cause to be delivered to the Buyer the documents set out in Section 5.1.9 (Deliveries), including the original share certificates representing the Purchased Shares in fully transferable form; and

6.2.3 the Buyer will deliver or cause to be delivered to the Seller the documents set out in Section 5.2.4 (Deliveries)

ARTICLE 7
TERMINATION

7.1 Termination Rights

This Agreement may be terminated at any time before the Closing:

7.1.1 by mutual written consent of the Buyer and the Seller;

7.1.2 by the Buyer, upon written notice to the other Parties (specifying in reasonable detail the circumstances giving rise to the Buyer's right to terminate):

7.1.2.1 if any condition set out in Section 5.1 (Conditions for the Benefit of the Buyer) or 5.3 (Mutual Conditions Precedent) that has not been waived by the Buyer is not satisfied at or before the Closing Time; or

7.1.2.2 if any condition set out in Section 5.1 (Conditions for the Benefit of the Buyer) or 5.3 (Mutual Conditions Precedent) that has not been waived by the Buyer is not capable of being satisfied by the Outside Date, in each case provided that the failure to satisfy that condition is not the result, directly or indirectly, of the Buyer's breach of this Agreement;

7.1.3 by the Seller, upon written notice to the other Parties (specifying in reasonable detail the circumstances giving rise to the Seller's right to terminate):

7.1.3.1 if any condition set out in Section 5.2 (Conditions for the Benefit of the Seller) or 5.3 (Mutual Conditions Precedent) that has not been waived by the Seller is not satisfied at or before the Closing Time; or

7.1.3.2 if any condition set out in Section 5.2 (Conditions for the Benefit of the Seller) or 5.3 (Mutual Conditions Precedent) that has not been waived by that Seller is not capable of being satisfied by the Outside Date, in each case provided that the failure to satisfy that condition is not the result, directly or indirectly, of the breach of this Agreement by the Seller or the Corporation;

7.1.4 by the Buyer if the Financial Statements have not been delivered to the Buyer, in form and substance satisfactory to the Buyer, acting reasonably, by November 30, 2022; or

7.1.5 by the Buyer or the Seller, upon written notice to the other Parties, if the Closing does not occur by 11:59 p.m. (Eastern Standard Time). on the Outside Date, provided that the Buyer may not terminate this Agreement under this Section 7.1.4 if the failure of the Closing to occur is the result, directly or indirectly, of the Buyer's breach of this Agreement, and the Seller may not terminate this Agreement under this Section 7.1.4 if the failure of the Closing to occur is the result, directly or indirectly, of the breach of this Agreement by the Seller or the Corporation.

7.2 Effect of Termination

If this Agreement is terminated in accordance with Section 7.1, the Parties will be released from all of their obligations under this Agreement, except that:

7.2.1 this Section 7.2 will survive the termination of this Agreement and continue in full force and effect; and

7.2.2 the termination of this Agreement at any time before the Closing will not relieve any Party from any liability under this Agreement and the Non-Disclosure Agreement arising before that termination.

ARTICLE 8
INDEMNIFICATION AND SURVIVAL

8.1 Indemnification by the Seller

Subject to the other provisions of this Article 8, the Seller will, if the Closing occurs,

8.1.1 indemnify and hold harmless each Buyer Indemnified Party may suffer as a result of:

8.1.1.1 any breach of any representation or warranty made by the Corporation in this Agreement;

8.1.1.2 any non-performance of any covenant or agreement of the Corporation contained in this Agreement prior to the Closing Date;

8.1.1.3 any Third Party Claims arising out of a breach or alleged breach by the Corporation of laws relating to the environment or protection of the environment, the regulation of chemical substances or products, or the transportation of dangerous goods, but in each case only to the extent that Loss arises out of or originates from events occurring, or due to conditions existing, at or any time before the Closing Date, whether or not known to the Parties at or before that time, even if that Third Party Claim is ultimately found not to be meritorious, or is settled with no verdict on its merits being reached; and

8.1.1.4 any assessment or reassessment for taxes relating the Corporation for any taxation year ending on or before the Closing Date or related to the portion of any Straddle Period up to and including the Closing Date, to the extent that the amount of taxes payable as a result of that assessment or reassessment exceeds the amount that is paid by or on behalf of the Corporation and/or accrued as a liability for those taxes on the Financial Statements.

8.1.2 severally indemnify and hold harmless each Buyer Indemnified Party from and against any Loss that a Buyer Indemnified Party may suffer as a result of:

8.1.2.1 any breach of any representation or warranty made by the Seller in Section 3.2 (Representations Relating to the Seller); and

8.1.2.2 any non-performance of any covenant or agreement of the Seller contained in this Agreement.

8.2 Indemnification by the Buyer

Subject to the other provisions of this Article 8, the Buyer will, if the Closing occurs, indemnify and hold harmless each Seller Indemnified Party from and against any Loss that a Seller Indemnified Party may suffer as a result of:

8.2.1 any breach of any representation or warranty made by the Buyer in this Agreement and in the relevant Closing Certificate; and

8.2.2 any non-performance of any covenant or agreement of the Buyer contained in this Agreement.

8.3 Survival Periods for Claims by Buyer Indemnified Parties

8.3.1 The covenants, representations and warranties made by the Corporation and the Seller in this Agreement will survive the Closing and completion of the transactions contemplated by this Agreement, and will continue in full force and effect subject to the terms and limitations herein.

8.3.2 Subject to Section 8.3.3, a Buyer Indemnified Party may make an Indemnity Claim relating to or based on the following matters only if an Indemnity Notice of that Indemnity Claim is delivered to the relevant Indemnifying Party within the following periods or before the following deadlines:

8.3.2.1 if the Indemnity Claim relates to any breach of any representation or warranty made by the Corporation or any Seller in this Agreement, other than a breach specified in the remainder of this Section 8.3.2, within 18 months after the Closing Date;

8.3.2.2 if the Indemnity Claim relates to any breach of the Fundamental Representations and Warranties, within three years after the Closing Date;

8.3.2.3 if the Indemnity Claim relates to any breach of the representations and warranties made in Section 3.3.26 (Environmental Conditions), or if the Indemnity Claim is made under Section 8.1.1.3, within three years after the Closing Date; and

8.3.2.4 if the Indemnity Claim relates to any breach of the representations and warranties made in Section 3.3.15 (Tax Matters), or if the Indemnity Claim is made under Section 8.1.1.3 on or before 90 days after the last day upon which any of the relevant Governmental Authorities is entitled to assess or reassess the Corporation (or to raise claims against the Buyer or the Corporation relating to that assessment or reassessment) with respect to any tax for any taxation year ending on or before the Closing Date or related to the portion of any Straddle Period up to and including the Closing Date.

8.3.3 The notice periods set out in Section 8.3.2 will not apply to an Indemnity Claim based on intentional misrepresentation or fraud by the Corporation or the Seller relating to this Agreement.

8.4 Survival Periods for Claims by Seller Indemnified Parties

8.4.1 The covenants, representations and warranties made by the Buyer in this Agreement will survive the Closing and completion of the transactions contemplated by this Agreement, and will continue in full force and effect.

8.4.2 Subject to Section 8.4.3, a Seller Indemnified Party may make an Indemnity Claim under Section 8.2.1 only if an Indemnity Notice of that Indemnity Claim is delivered to the Buyer as Indemnifying Party within 18 months after the Closing Date.

8.4.3 The notice period set out in Section 8.4.2 will not apply to an Indemnity Claim based on intentional misrepresentation or fraud by the Buyer relating to this Agreement.

8.4.4 Notwithstanding any provision to the contrary contained herein, nothing in this Agreement (including the provisons of Sections 8.4 and 8.5) shall limit the obligations of the Buyer to pay the Purchase Price (including the Cash Consideration and the Consideration Shares).

8.5 Amount Limitations on Indemnification Obligations

8.5.1 Subject to Section 8.5.2:

8.5.1.1 the indemnification obligations of the Seller under this Article 8 are limited in the aggregate the Cash Consideration;

8.5.1.2 the Seller will not be required to indemnify any Buyer Indemnified Party under this Article 8 unless the aggregate of all Losses under the Indemnity Claims made by the Buyer Indemnified Parties exceeds $50,000 in which case the Seller as an Indemnifying Party will be obligated to pay the full amount owing by it under this Article 8 in respect of all Indemnity Claims (both below and above that threshold).

8.5.2 If any Indemnity Claims are made by a Buyer Indemnified Party against the Sellers or any of them:

8.5.2.1 relating to the non-performance of any covenant or agreement of the Corporation or the Seller;

8.5.2.2 relating to any breach of the Fundamental Representations and Warranties;

8.5.2.3 under Section 8.1.1.4, or relating to any breach of the representations and warranties in Section 3.3.15 (Tax Matters); or

8.5.2.4 based on intentional misrepresentation or fraud,

then:

8.5.2.5 despite Section 8.5.1.1, the indemnification obligations of the Seller with respect to those Indemnity Claims, when combined with the indemnification obligations of the Seller under any other part of this Article 8, shall be limited in the aggregate to the Purchase Price paid to the Seller on the Closing Date; and

8.5.2.6 the limitations in Section 8.5.1.2 will not apply to those Indemnity Claims, and the Losses under those Indemnity Claims will not be taken into account in determining whether the threshold in Section 8.5.1.2 has been met.

8.5.3 The indemnification obligations of the Buyer under this Article 8  are limited in the aggregate to the sum of the $100,000.

8.5.4 The Buyer will not be required to indemnify any Seller Indemnified Party under this Article 8 unless the aggregate of all Losses under the Indemnity Claims made by the Seller Indemnified Parties exceeds $50,000, in which case the Buyer as an Indemnifying Party will be obligated to pay the full amount owing by it under this Article 8 in respect of all Indemnity Claims (both below and above that threshold).

8.6 Rules Relating to Indemnification Obligations

The following will apply to the indemnification obligations under this Article 8.

8.6.1 Effect of Waiver. The waiver of any condition relating to any representation, warranty or covenant will not affect the right to indemnification under this Article 8 based on that representation, warranty or covenant.

8.6.2 Insurance Recoveries. Before an Indemnifying Party is required to indemnify an Indemnified Party for any Loss under an Indemnity Claim, the Indemnified Party must first make all commercially reasonable efforts to seek recovery for that Loss under any applicable insurance policies held by the Indemnified Party. The amount of any Loss under an Indemnity Claim will be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to that Loss.

8.6.3 No Double Recovery. No Indemnified Party is entitled to double recovery for any Indemnity Claim even though the Indemnity Claim may have resulted from the breach or inaccuracy of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party under this Agreement.

8.6.4 Materiality. In the case of an Indemnity Claim by a Buyer Indemnified Party under this Article 8 for breach by the Corporation or by the Seller of a representation or warranty that is qualified by materiality or Material Adverse Effect, the Buyer Indemnified Party will be entitled to claim the full amount of the Loss resulting from that breach without regard to the materiality or Material Adverse Effect qualifier. However, the determination under this Article 8 of whether there has been a breach of a representation or warranty that is qualified by materiality or Material Adverse Effect will be made having regard to the materiality or Material Adverse Effect qualifier.

8.6.5 Remoteness and Mitigation. The quantum of Losses that can be recovered by an Indemnified Party under this Article 8 will not be affected by the application of principles of remoteness of damages, or the duty to mitigate, provided that this Section 8.6.5 will not limit the obligations of an Indemnified Party under Section 8.6.2 (Insurance Recoveries).

8.7 Notice of Indemnity Claims

If an Indemnified Party becomes aware of a Loss or potential Loss in respect of which an Indemnifying Party has agreed to indemnify it under this Article 8, the Indemnified Party will promptly give written notice (an "Indemnity Notice") of its claim or potential claim for indemnification (an "Indemnity Claim") to the Indemnifying Party. An Indemnity Notice must specify whether the Indemnity Claim arises as the result of a Third Party Claim or as a result of a Loss that was suffered directly by an Indemnified Party, and must also specify with reasonable particularity (to the extent that the information is available):

8.7.1 the factual basis for the Indemnity Claim; and

8.7.2 the amount of the Indemnity Claim, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive an Indemnity Notice of an Indemnity Claim in time to effectively contest the determination of any liability capable of being contested, the Indemnifying Party will be entitled to set-off against the amount claimed by the Indemnified Party the amount of any Loss incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give an Indemnity Notice on a timely basis.

8.8 Exclusive Remedy

8.8.1 Subject to Section 8.8.2, if the Closing occurs the rights of indemnity in this Article 8 will be the sole and exclusive remedy of any Indemnified Party for any breach of a representation or warranty, or non-performance of any covenant or agreement, contained in this Agreement, and each Indemnified Party waives any other recourse or remedy it may have in contract, tort or otherwise.

8.8.2 Nothing in this Section 8.8 will limit or restrict an Indemnified Party from seeking:

8.8.2.1 equitable remedies, under Section 9.12 (Equitable Remedies) or otherwise; or

8.8.2.2 any remedies that may be available to an Indemnified Party in the case of intentional misrepresentation or fraud.

8.9 Third Party Indemnification

To ensure that the indemnities provided by the Seller and the Buyer to any Indemnified Parties that are not parties to this Agreement are enforceable, it is agreed by the Parties that the Seller is acting as agent for its Seller Indemnified Parties (that are not Parties), and the Buyer is acting as agent for its Buyer Indemnified Parties (that are not Parties), with respect to the indemnities intended to be given to those Persons under this Article 8. Subject to the terms and limitations of this Article 8 , the Seller and the Buyer agree that it will hold any right to indemnification that any relevant Indemnified Party is intended to have under this Article 8 in trust for that Person, and that funds received by the Seller or the Buyer in respect of any claims under this Article 8 by the relevant Indemnified Party will be held in trust for that Person.

ARTICLE 9
GENERAL

9.1 Time of Essence

Time is of the essence in all respects of this Agreement.

9.2 Notices

Any Communication must be in writing and either:

9.2.1 delivered personally or by courier (including any nationally recognized overnight courier);

9.2.2 sent by prepaid registered mail; or

9.2.3 transmitted by e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid.

Any Communication must be sent to the intended recipient at its address as follows:

to the Seller at:

455 Route 1 South

Bldg E, Suite 250

Iselin, New Jersey

08830

Attention: Samir Dedhia
E-mail: [redacted]

with a copy to:

Bradley Arant Boult Cummings, LLP

1600 Division Street

Suite 700

Nashville, Tennessee 37203

Attention: Douglas C. Franck

E-mail: dfranck@bradley.com

to the Buyer at:

133 Richmond Street West

Suite 302

Toronto, Ontario

M5H 2L3

Attention: Tamir Poleg, CEO
Tel. No.: 646-469-7107
E-mail: [redacted]

with a copy to:

Gowling WLG (Canada) LLP
1 First Canadian Place

100 King Street West

Suite 1600

Toronto, Ontario

M5X 1G5

Attention: Jason A. Saltzman
Tel. No.: 416-862-4479
E-mail: jason.saltzman@gowlingwlg.com

to the Corporation at:

455 Route 1 South

Bldg E, Suite 250

Iselin, New Jersey

08830

Attention: Samir Dedhia
E-mail: [redacted]

or at any other address as any Party may at any time advise the others by Communication given or made in accordance with this Section 9.2. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party's address, provided that if that day is not a Business Day then the Communication will be deemed to have been given or made and received on the next Business Day. Any Communication sent by prepaid registered mail will be deemed to have been given or made and received on the fifth Business Day after which it is mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be delivered personally or by courier or transmitted by e-mail or functionally equivalent electronic means of transmission. Any Communication transmitted by e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day that is not a Business Day or after 4:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next Business Day. Sending a copy of a Communication to a Party's legal counsel is for information purposes only and does not constitute delivery of that Communication to that Party. The failure to send a copy of a Communication to a Party's legal counsel does not invalidate delivery of that Communication to the Party.

9.3 Severability

Each provision of this Agreement is distinct and severable. If any provision of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction by any court of competent jurisdiction, the illegality, invalidity or unenforceability of that provision, in whole or in part, will not affect:

9.3.1 the legality, validity or enforceability of the remaining provisions of this Agreement, in whole or in part; or

9.3.2 the legality, validity or enforceability of that provision, in whole or in part, in any other jurisdiction.

9.4 Submission to Jurisdiction

Without prejudice to the ability of any Party to enforce this Agreement in any other proper jurisdiction, each of the Parties irrevocably and unconditionally submits and attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario to determine all issues, whether at law or in equity, arising from this Agreement. To the extent permitted by applicable law, each of the Parties:

9.4.1 irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of that Province, or that the subject matter of this Agreement may not be enforced in those courts;

9.4.2 irrevocably agrees not to seek, and waives any right to, judicial review by any court that may be called upon to enforce the judgment of the courts referred to in this Section 9.4, of the substantive merits of any suit, action or proceeding; and

9.4.3 to the extent that Party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in respect of its obligations under this Agreement.

9.5 Amendment and Waiver

No amendment, discharge, restatement, supplement, termination or waiver of this Agreement or any provision of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

9.6 Further Assurances

Each Party will, at the requesting Party's expense, execute and deliver any further agreements and documents and provide any further assurances, undertakings and information as may be reasonably required by the requesting Party to give effect to this Agreement

9.7 Assignment and Enurement

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Parties, provided that, for greater certainty, the Seller may, following Closing, assign, transfer, dividend or distribute any the Cash Consideration and Consideration Shares it receives under this Agreement without the prior consent of the Buyer. This Agreement enures to the benefit of and is binding upon the Parties and their respective Successors.

9.8 Creation and Use of Electronic Document

This Agreement and any counterpart of it may be created, provided, received, retained and otherwise used, and will be accepted, in any digital, electronic or other intangible form.

9.9 Electronic Signatures and Delivery

This Agreement and any counterpart of it may be:

9.9.1 signed by manual, digital or other electronic signatures; and

9.9.2 delivered or transmitted by any digital, electronic or other intangible means, including by e-mail or other functionally equivalent electronic means of transmission,

and that execution, delivery and transmission will be valid and legally effective to create a valid and binding agreement between the Parties.

9.10 Counterparts

This Agreement may be signed and delivered by the Parties in counterparts, with the same effect as if each of the Parties had signed and delivered the same document, and that execution and delivery will be valid and legally effective.

9.11 Payment and Currency

Any money to be advanced, paid or tendered by any Party under this Agreement must be advanced, paid or tendered by bank draft, certified cheque or wire transfer of immediately available funds payable to the Person to whom the amount is due. Unless otherwise specified, the word "dollar" and the "$" sign refer to United States of America currency, and all amounts to be advanced, paid, tendered or calculated under this Agreement are to be advanced, paid, tendered or calculated in United States of America currency.

9.12 Equitable Remedies

The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party, inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without the requirement of posting bond or other security).

9.13 No Contra Proferentem

This Agreement has been reviewed by each Party's professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

9.14 Independent Legal Advice

Each of the Parties acknowledges that it has read and understands the terms and conditions of this Agreement and acknowledges and agrees that it has had the opportunity to seek, and was not prevented or discouraged by any other Party from seeking, any independent legal advice which it considered necessary before the execution and delivery of this Agreement and that, if it did not avail itself of that opportunity before signing this Agreement, it did so voluntarily without any undue pressure, and agrees that its failure to obtain independent legal advice will not be used by it as a defence to the enforcement of its obligations under this Agreement.

9.15 Third Party Beneficiaries

This Agreement is not intended to, and does not, confer any rights or remedies on any Person other than the Parties (and their respective Successors) and the Indemnified Parties if and as applicable. The Parties reserve their right to vary or rescind, at any time and in any way, the rights, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Each of the Parties has executed and delivered this Agreement as of the date noted at the beginning of this Agreement.

LEMONBREW TECHNOLOGIES CORP.

Per: s / "Samir Dedhia"

Name: Samir Dedhia
Title: Chief Executive Officer

LEMONBREW LENDING CORP.

Per: s / "Samir Dedhia"

Name: Samir Dedhia
Title: Chief Executive Officer

THE REAL BROKERAGE INC.

Per: s / "Tamir Poleg"

Name: Tamir Poleg
Title: Chief Executive Officer

Signature Page – Share Purchase Agreement

SCHEDULE A

TO SHARE PURCHASE AGREEMENT

DISCLOSURE SCHEDULE

SEE ATTACHED.

SECTION 3.3.5 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

ABSENCE OF CONFLICT

The transactions contemplated by the Share Purchase Agreement shall require the approval of and/or notice to certain state licensing/regulatory agencies for those licenses and permits listed in 3.3.7 of the Disclosure Schedule, and shall require the consent under those certain agreements listed in 3.3.6 of the Disclosure Schedule.

SECTION 3.3.6 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

CONSENTS

[redacted]

SECTION 3.3.7 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

CONSENTS

Consents by and/or requisite advance notice to the applicable state regulators is required for the permits/licenses described in Section 3.3.25 of the Disclosure Schedule.

SECTION 3.3.16 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

ABSENCE OF CHANGES

[redacted]

SECTION 3.3.19 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

REAL PROPERTY

[redacted]

SECTION 3.3.20.2 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

INTELLECTUAL PROPERTY

[redacted]

SECTION 3.3.20.3 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

INTELLECTUAL PROPERTY

[redacted]

SECTION 3.3.23.1 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

MATERIAL CONTRACTS

[redacted]

SECTION 3.3.23.2 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

MATERIAL CONTRACTS

[redacted]

SECTION 3.3.25 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

PERMITS

[redacted]

SECTION 3.3.27 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

SUPPLIERS

[redacted]

SECTION 3.3.30 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

EMPLOYEES AND EMPLOYMENT CONTRACTS

[redacted]

SECTION 3.3.31 OF SCHEDULE A TO SHARE PURCHASE AGREEMENT

INSURANCE POLICIES

[redacted]

EXHIBIT 1.1.3

TO SHARE PURCHASE AGREEMENT

ASSIGNMENT SEPARATE FROM CERTIFICATE

 Pursuant to the Share Purchase Agreement dated as of [●], 2022 (the "Purchase Agreement"), by and among Lemonbrew Technologies Corp., a Delaware corporation (the "Seller"), Lemonbrew Lending Corp., a New Jersey corporation ("LBLC") and The Real Brokerage Inc., a company existing under the laws of British Columbia (the "Buyer"), Seller hereby transfers and assigns to the Buyer 20,000 shares of common stock of the LBLC (the "Transferred Shares"), standing in the undersigned's name on the books of LBLC and does hereby irrevocably constitute and appoint the officers of LBLC, with full power of substitution, each acting individually, as the undersigned's attorney-in-fact to transfer the Transferred Shares on the books of the LBLC.

LEMONBREW TECHNOLOGIES CORP.

Date: _____________
Name:
Title:

EXHIBIT 3.2.6

TO SHARE PURCHASE AGREEMENT

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: [●], as registrar and transfer agent

AND TO:  [●] (the "Corporation")

The undersigned (A) acknowledges that the sale of _______________________ the Corporation represented by certificate number _____________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not (a) an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (b) a "distributor" as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market (such as the TSX Venture Exchange, Toronto Stock Exchange, Canadian Securities Exchange or the NEO Exchange) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale was bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale was not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:__________________________________	X
Authorized signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory(please print)

Affirmation By Seller's Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the "Seller") dated _______________________, with regard to our sale, for such Seller's account, of the securities of the Corporation described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.  Terms used herein have the meanings given to them by Regulation S under the 1933 Act.

____________________________________
Name of Firm

By: _________________________________

      Authorized officer

Date:  _________